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September 11, 2008

Rule 12g3-2(b) File No. 82-01132

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Fuji Heavy Industries Ltd.
Rule 12g3-2(b) File No. 82-01132

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Fuji Heavy Industries Ltd. (the "Company") pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(1)(iv), set forth below is a revised list reflecting changes in the information that the Company is expected to or is required to (i) make public pursuant to the laws of Japan, its country of domicile, incorporation and organization, (ii) file with a stock exchange on which its securities are traded and which was made public by such exchange, or (iii) distribute to its security holders. The list below also sets forth requirements regarding the timing and the source of the publication, filing or distribution.

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
1)	Annual securities report (*yukashoken houkokusho*) (including audited consolidated and non-consolidated financial statements) and any amendment thereto (if any)	Within three months after the end of the fiscal year (March 31)	Articles 24, 24-2(1) and 25 of the Financial Instruments and Exchange Law (the "FIEL")
2)	Quarterly securities report (*shihanki houkokusho*) (including consolidated quarterly financial statements) and any amendment thereto (if any)	Within 45 days after the end of each quarterly period except for the fourth quarterly period (June 30, September 30 and December 31)	Articles 24-4-7(1), 24-4-7(4) and 25 of the FIEL
3)	Confirmation letter for annual securities report, etc. and any amendment thereto (if any)	The same timing as the Company's annual securities report and quarterly securities report filings	Article 24-4-2, 24-4-3, 24-4-8 and 25 of the FIEL
4)	Internal control report (*naibu tosei houkokusho*) and any amendment thereto (if any)	The same timing as the Company's annual securities report filing	Articles 24-4-4, 24-4-5 and 25 of the FIEL
5)	Securities registration statement (*yukashoken todokedesho*) and any amendment thereto or shelf registration statement and any amendment thereto, and supplemental documents thereto (if any)	Prior to the offering or sale of securities as stipulated in the FIEL	Articles 4, 5,7, 23-3, 23-4, 23-8 and 25 of the FIEL
6)	Extraordinary report (*rinji houkokusho*) and any amendment thereto (if any)	Without delay after the occurrence of any of the events designated in the FIEL	Articles 24-5(4), 24-5(5) and 25 of the FIEL
7)	Registration of take-over bid (*kokaikaitsuke todokedesho*) and any amendment thereto (if any)	Prior to such take-over bid	Articles 27-22-2 and 27-14 of the FIEL
8)	Opinion statement report concerning take-over bid (*iken hyomei houkokusho*) and any amendment thereto (if any)	Within ten business days after the public announcement of the commencement of such take-over bid	Articles 27-10 and 27-14 of the FIEL

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
9)	Report concerning take-over bid (*kokaikaitsuke houkokusho*) and any amendment thereto (if any)	Promptly after the completion of such take-over bid	Articles 27-22-2 and 27-14 of the FIEL
10)	Report of response to questions (*taishitsumon kaitou houkokusho*)	Within five business days after receiving the opinion statement report concerning such take-over bid setting out questions to the bidder	Articles 27-10 and 27-14 of the FIEL
11)	Report as to acquisition of its own shares by the Company (*jikokabuken kaitsuke joukyo houkokusho*) and any amendment thereto (if any)	If a resolution concerning acquisition of its own shares is adopted at a general meeting of shareholders or a meeting of the board of directors, the status of such acquisition shall be reported every month from the month in which such resolution is adopted to a month which shall be determined by a general meeting of shareholders as required by the Company Law of Japan (the "Company Law"), by the 15th day of the month following each such month	Articles 24-6 and 25 of the FIEL
12)	Report on bulk holding (*tairyo hoyu houkokusho*) and any amendment thereto (if any)	Within five business days after the Company has obtained more than five percent of shares (including certificates of stock acquisition rights, bonds with stock acquisition rights, stock depositary receipts or other certain securities with a right, option or warrant to obtain such shares) of any listed	Articles 27-23, 27-25 and 27-28 of the FIEL

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
		company, and within five business days after the percentage of such shares has increased or decreased by more than one percent	
13)	Affidavit of timely disclosure at the time of change of representative of the Company	Immediately after the representative of the Company has changed and upon expiration of the five-year period after the previous filing of the affidavit	Article 418 of the Securities Listing Regulations of the Tokyo Stock Exchange (the "Securities Listing Regulations")
14)	Brief announcement of annual financial results (*kessan tanshin*)	Promptly (preferably within 45 days) after the settlement of financial results	Article 404 of the Securities Listing Regulations
15)	Revision of forecast of business results *(gyoseki-yosou no syuusei)*	Promptly after the occurrence of the following: a. Regarding net sales forecasts, the newly calculated figures are likely to be (i) equal to or greater than 110% of the original announced figures, or (ii) equal to or less than 90% of the original announced figures. b. Regarding operating income, ordinary income or net income forecasts, the newly calculated figures are likely to be (i) equal to or greater than 130%, or (ii) equal to or less than 70% of the original announced figures.	Article 405 of the Securities Listing Regulations

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
16)	Brief announcement of quarterly financial results for each quarterly period (except for the fourth quarterly period) of each business year (*shihanki kessan tanshin*)	Promptly (preferably within 30 days) after the settlement of quarterly financial results	Article 404 of the Securities Listing Regulations
17)	Corporate Governance Report and its amendment	Promptly after its amendment	Article 419 of the Securities Listing Regulations
18)	Improvement Report (*kaizen houkokusho*)	Promptly after being requested by the relevant stock exchanges	Article 502 of the Securities Listing Regulations
19)	Notice and documents with respect to material issues concerning the Company which may have a material influence on an investor's decision (if any)	Promptly after an occurrence of the event giving rise to such issues or at such time as stipulated in the Timely Disclosure Regulation	Article 402 of the Securities Listing Regulations
20)	Announcements and press releases material to an investment decision (if any)	None	None
21)	Financial Report (*jigyou houkokusho*) to shareholders (other than 27 below, and including summary annual financial statements) (if any)	None	None
22)	Interim Financial Report to shareholders (*chukan jigyou houkokusho*) (including summary semi-annual financial statements) (if any)	None	None
23)	Annual Report (in English) and the Environmental Report	None	None
24)	Corporate Facts and Figures (if any)	None	None
25)	Articles of Incorporation (to be made available for inspection by security holders and creditors at the Company's head office and branch offices (if such document becomes duly available through electronic disclosure as required by law, inspection at the branch offices shall not	Available at all times	Article 31 of the Company Law

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
	be required))		
26)	Minutes of shareholders' meeting (to be made available for inspection by security holders and creditors at the Company's head office and branch offices (if such document becomes duly available through electronic disclosure as required by law, inspection at the branch offices shall not be required))	For ten years at the head office (and for five years at branch offices, if applicable) from the date of such meeting	Article 318 of the Company Law
27)	Commercial Register (containing information such as trade name, business purposes, number of authorized shares, location of head office and branch offices, particulars and number of each class of issued shares, amount of capital and names of representative directors, directors and statutory auditors)	Any change to the registered information is generally required to be registered within two weeks from the date of such change	Articles 911 and 915 of the Company Law
28)	Convocation notice of a general meeting of shareholders (including balance sheet, profit and loss statement, and statement of changes in equity (consolidated and non-consolidated)). Business report (*jigyo houkoku*) and reference materials for exercise of voting rights and a voting card	Two weeks prior to the meeting	Articles 299, 301, (302, if an electronic voting system is adopted) and 437 of the Company Law
29)	Convocation notice of an extraordinary general meeting of shareholders, reference materials for exercise of voting rights and a voting card (if any)	Two weeks prior to the meeting	Articles 299 and 301 (and 302, if an electronic voting system is adopted) of the Company Law
30)	Statutory notices to shareholders (other than 27) and 28) above)	At such time as required by the Company Law	Company Law
31)	Notice of resolutions of a general meeting of shareholders (in case of an ordinary general meeting of shareholders, including dividend information)	None	None
32)	Voluntary notices to shareholders (if any)	None	None

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
33)	Statutory public notices	At such time as required by the FIEL or Company Law	FIEL or Company Law
34)	Voluntary public notices (if any)	None	None
35)	Internet Website: http://www.fhi.co.jp/ir/index.html (in Japanese) http://www.fhi.co.jp/english/ir/index.html (in English)	None	None

* * * * * * * * * * * *

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to liability under Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or requests for additional information, please do not hesitate to contact our United States counsel, Masahisa Ikeda at Shearman & Sterling LLP, 2-2 Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-0011 Japan, telephone +813-5251-1601, fax number +813-5251-1602, email masahisa.ikeda@sherman.com.

Very truly yours,

Masahisa Ikeda

MI/ms

END